UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

16 September 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

17 September, 2008

MEDIA RELEASE

TRISHA McEWAN TO LEAVE TELECOM NZ

Telecom New Zealand today announced the departure of group human resources director Trisha McEwan in December 2008 after six-and-a-half years at the company.

“I want to thank Trisha for the outstanding job she has done at our company through a period of tumultuous change,” said chief executive Paul Reynolds.

“As head of human resources for the Telecom group throughout this period, Trisha has managed the critically important task of maintaining Telecom’s people capacity at a time of uncertainty and change.

“Trisha decided in 2007 to move her career to the next phase and I was delighted she agreed to remain at Telecom so that she could see through a number of senior executive appointments and other initiatives.”

Trisha said she had enjoyed immensely her time at Telecom.

“It has been a great challenge and a privilege to work with some of New
Zealand’s best leadership talent as well as the highest calibre international executives.  Telecom has made a huge commitment to building leadership capability and I am proud to have been part of the HR function which drove those initiatives.”

Dr Reynolds said the strength of Telecom’s executive line-up was testament to
Trisha’s insight and ability.

“The past year has been particularly challenging, as Telecom moved to finalise its Undertakings on operational separation, a strategy for the company’s transformation was put in place and a world-class executive team was established to implement the change.

“We wish Trisha the very best for the future,” Dr Reynolds said.

Trisha’s replacement will be announced in due course.

Contact:
Mark Watts
Head of external media
Telecom New Zealand
0272 504 018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 17 September 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary